

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 7, 2013

Jeremy Senderowicz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

> Re: EnTrust Multi-Strategy Fund ("Feeder Fund" or "Fund")
> File Nos. 811-22840 and 333-188433
>
> EnTrust Multi-Strategy Master Fund ("Master Fund")
> File Nos. 811-22841 and 333-188432

Dear Mr. Senderowicz:

On May 8, 2013, you filed registration statements on Form N-2 for the Feeder Fund and the Master Fund. We have reviewed the registration statements and have provided our comments below. Given that the disclosure is substantially the same for the two registration statements, our comments are based on the registration statement for the Feeder Fund and are equally applicable to the Master Fund, unless otherwise noted. For convenience, we generally organized our comments using headings, defined terms and page numbers from the Feeder Fund's registration statement.

## PROSPECTUS

**Cover page**

1. Please reference the fact that, as the shares of the Master Fund are registered under the Securities Act of 1933 ("Securities Act"), an investor could purchase shares of the Master Fund directly and avoid incurring the Feeder Fund's expenses while gaining exposure to the same portfolio of investments.

2. In the paragraph entitled "Risk Factors and Restrictions on Transfer," the disclosure includes a cross-reference to the discussion of risks set forth in the prospectus. Please change the font of the cross-reference so that it is in bold type. See Item 1.1.j. of Form N-2.

3. Please indicate on the cover page if the Fund makes its Statement of Additional Information ("SAI") available on its website and if the Fund will make its semi-annual and annual reports

available on its website. If the Fund does not make, or will not make, these documents so available, please state the reason why. Also, please provide a telephone number that investors can call to request the Fund's annual or semi-annual report once they are available, other information about the Fund and to make shareholder inquiries. See Item 1.1.d. of Form N-2.

**Summary of Terms – Distributions (p. 5)**

4. The disclosure states that the Fund is not a suitable investment for any investor who requires regular dividend income. Please also disclose whether the Fund may distribute returns of capital. If so, please disclose and explain the consequences of return of capital distributions. In particular, please disclose that the distribution is a return of the shareholder's original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. Furthermore, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

**Summary of Terms – Risk Factors (p. 13)**

5. Please set forth only the principal risks of the Fund in the Summary of Terms, and present the other risks later in the prospectus. See Item 8.3.a. of Form N-2.

6. In the third bullet on page 17, the disclosure states that Investment Funds may hold a portion of their assets in side pockets. Please disclose the upper limit of Investment Funds' assets that may be held in "side pockets." We may have additional comments.

**Summary of Fees and Expenses (p. 18)**

7. The third line item under the heading "Transaction Fees" provides for a Maximum Early Repurchase Fee of 3.00%. Please explain to us how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder.

8. The Example shows fees and expenses for 1 year and for 3 years. Please add disclosure that also shows fees and expenses for 5 years and for 10 years. See Item 3 of Form N-2.

9. In the note to the caption "Acquired Fund Fees and Expenses," the disclosure states that "[t]he impact of trading expenses to the Acquired Fund Fees and Expenses Ratio would be [ ]%." Please recalculate the Acquired Fund Fees and Expenses Ratio to include trading expenses as transaction fees are required to be included in the numerator of the ratio. See Item 3.10.b. of Form N-2.

10. In the note to the caption "Other Expenses," the disclosure states that other expenses will be estimated assuming ending Fund net assets of $[   ]." Please also disclose why the Fund estimates that it will have the amount of assets to be inserted in the brackets for the current fiscal year.

11. In the note to the caption "Less Fee Waiver and Expense Reimbursement," the disclosure states that the Adviser will waive and/or reimburse the Fund's expenses until the termination of the Fund's investment advisory agreement. Please revise the disclosure to state that the waiver and/or reimbursement will terminate on a date at least one year from the date of the prospectus.

**Use of Proceeds (p. 20)**

12. In the second paragraph, the disclosure states that the Master Fund will invest the offering proceeds as soon as possible but not in excess of six months. Please state why the investment of offering proceeds may take longer than three months. See Guide 1 to Form N-2.

**Investment Program – Investment Strategies (p. 23)**

13. On page 26, the disclosure indicates that Investment Funds in which the Master Fund invests will engage in short selling. Please confirm to us that an estimate of the interest and dividend expense of short sales will be included in the fee table.

14. Please distinguish between principal and non-principal investment strategies. See Items 8.2.b.(1) and 8.4 of Form N-2. Please also distinguish between principal and non-principal types of investments and risks in "Types of Investments and Related Risks" beginning on page 30. See also Item 8.3.a. of Form N-2.

**Types of Investments and Related Risks (p. 30)**

15. On page 45, in the paragraph entitled "Swap Agreements," the disclosure indicates that the Master Fund may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940 ("1940 Act"). See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

**Management of the Fund and the Master Fund – General (p. 60)**

16. Please add disclosure that a discussion regarding the basis for the board of directors approving the Investment Advisory Agreement will be available in the Master Fund's annual or semi-annual report to shareholders.  See Item 9.b.(4) of Form N-2.

**Management of the Fund and the Master Fund – Custodian (p. 62)**

17. Please also disclose the name and address of the Fund's transfer agent and dividend paying agent.  See Item 9.1.e. of Form N-2.

**Fund and Master Fund Expenses (p. 64)**

18. In the last sentence of the page, the disclosure states that "[o]ffering costs cannot be deducted by the Fund or the Shareholders."  This sentence is confusing.  Please clarify what this means.

**Tax Considerations (p. 77)**

19. Please disclose whether shareholders will be subject to alternative minimum tax.  See Item 10.4, Instruction 2 of Form N-2.

**Distribution Policy – Automatic Dividend Reinvestment Plan (p. 82)**

20. Please disclose from whom additional information regarding the DRIP can be obtained.  See Item 10.e.(3) of Form N-2.

**Appendix A – Prior Performance of Similar Account (p. 84)**

21. The heading indicates that you will present prior performance information of similar accounts.  We may have additional comments when you complete this presentation.

**STATEMENT OF ADDITIONAL INFORMATION**

**Investment Policies and Practices – Fundamental Policies (p. 1)**

22. Fundamental policy (1) provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. Please add disclosure indicating that the Fund will consider the concentration of Investment Funds (in which it indirectly invests) when determining compliance with its concentration policy.  In our view, although the Fund may indirectly invest in Investment Funds which concentrate, the Adviser and Fund may not ignore the concentration of Investment Funds when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund's concentration policy for the Fund to indirectly invest all its assets in Investment Funds that the Fund knows concentrate in a particular industry or group of industries.

23. Fundamental policy (7) states that the Fund may not "purchase, hold or deal in real estate."  Please revise the policy to add "or sell" after "deal in."  See Item 17.2.f. of Form N-2.

**Management of the Fund and the Master Fund – Board Structure and Oversight Function (p. 16)**

24. Please disclose why the leadership structure of the Fund is appropriate given the specific characteristics of the Fund.  See Item 18.5.(a) of Form N-2.

**Management of the Fund and the Master Fund – Executive Officers (p. 19)**

25. In the table that sets forth the executive officers, please add the age and address of each officer in the first column of the table as indicated by the heading to that column.  See Item 18.1 of Form N-2.

**Management of the Fund and the Master Fund – Advisory Fees (p. 22)**

26. The fee table in the prospectus indicates that there may be a fee waiver and expense reimbursement.  Please disclose any expense limitation provision applicable to the advisory fee here also.  See Item 20.c.(3) of Form N-2.

**Management of the Fund and the Master Fund – Other Accounts Managed by the Portfolio Managers (p. 23)**

27. In the table that sets forth the accounts managed by the portfolio managers, please also disclose the number of accounts within each category of accounts with respect to which the advisory fee is based on performance.  See Item 21.1.c. of Form N-2.

**Management of the Fund and the Master Fund – Proxy Voting Policies and Procedures and Proxy Voting Record (p. 26)**

28. Please disclose that information regarding how the Master Fund voted proxies will be available without charge upon request by calling a specified telephone number or on the Fund and/or Master Fund's website and on the Commission's website.  See Item 18.16 of Form N-2.  Also, please indicate that the Fund's proxy voting policies are attached as Annex A.

**Financial Statements (p. 37)**

29.  The disclosure states that no financial information is presented.  However, no registered investment company can make a public offering of its securities unless it has net worth of at least $100,000 ("seed capital").  See Section 14(a) of the 1940 Act.  The Fund should include an audited balance sheet setting forth its seed capital.  Please revise the disclosure accordingly.

**PART C – OTHER INFORMATION**

**Item 25.  Financial Statements and Exhibits**

30. Item 25.2.e. requires a copy of the Fund's dividend reinvestment plan to be attached as an exhibit to the registration statement.  The list of exhibits states that Exhibit (e) is not

applicable.  However, the prospectus (p. 82) indicates that the Fund does have a dividend reinvestment plan.  Please attach the plan as an exhibit.

**Item 34.  Undertakings**

31. Please add the undertaking required by Item 34.4.e of Form N-2.

**Signature Pages**

32. Please add signature lines for the required officers and at least a majority of the Feeder Fund's and Master Fund's trustees.  See Section 6 of the Securities Act.

**<u>GENERAL COMMENTS</u>**

33. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

34. We note that portions of your filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

35. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

36. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

37. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

38. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

39. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Jeremy Senderowicz, Esq.
June 7, 2013
Page 7

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel